DC

No Act
P.E. 12-14-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043061

January 22, 2007

Parth S. Munshi
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/22/2007

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

Dear Mr. Munshi:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposal submitted to Coca-Cola by David and Carola Williams. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

cc: David and Carola Williams
1560 Kingsport Avenue
Livermore, CA 94550

21344

The Coca-Cola Company

Parth S. Munshi
Office of the Secretary

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2671

Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

December 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by David and Carola Williams

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by David and Carola Williams (collectively, the "Proponent") from its proxy materials for its 2007 Annual Meeting of Shareowners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2007 proxy materials pursuant to Rule 14a-8(i)(7) (ordinary business). Additionally, a portion of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) (violation of proxy rules).

BACKGROUND

The Company received the Proponent's initial submission on March 2, 2006. A copy of the Proponent's letter is attached hereto as Exhibit A. The letter contained certain procedural deficiencies.

On March 13, 2006, the Company wrote to the Proponent to inform them that they needed to provide (within 14 days of his receipt of the Company's letter) information to cure the following procedural and eligibility deficiencies in their submission: (1)

information proving that they had held, for at least one year prior to the date of their submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); and (2) a written statement that they intend to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b). A copy of the Company's March 13, 2006 letter is attached hereto as Exhibit B.

On March 27, 2006, the Company received a second letter from the Proponent which addressed the procedural concerns identified in the Company's letter. A copy of the Proponent's March 27, 2006 letter is attached hereto as Exhibit C. The Proponent subsequently requested that the Company confirm that it had received the information requested. A copy of the Company's letter in response is attached hereto as Exhibit D.

THE PROPOSAL

The Proposal reads:

"THEREFORE, BE IT RESOLVED, That the shareholders request that the Company stop caffeinating its root beer and any other beverage that has been previously caffeine free.

Also, that "CAFFEINATED" be printed in ¼ inch type below the brand name on all can and bottles and spigot handles of Coke and other beverages."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

I. <u>The Proposal is Excludable because it Relates to the Company's Management Functions in Violation of Rule 14a-8(i)(7)</u>

Rule 14a-8(i)(7) permits a registrant to exclude a proposal if the proposal deals with matters relating to the registrant's ordinary business operations. In the adopting release relating to the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion was 'to confine the resolution of ordinary business problems to management and the board of directors." Release No. 34-40018 (May 21, 1998). One of the central considerations underlying the policy was the recognition that certain decisions were so fundamental to management's ability to run the company on a day-to-day basis they were not proper subject for shareholder proposals. Id. The Company acknowledges that the adopting release does provide that certain proposals involving significant policy issues would not be excludable because the proposal would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Id.

The Staff has on numerous occasions taken the position that a company's selection of ingredients or materials for inclusion in its products are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7). See Seaboard Corp. (Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amounts of antibiotics given to healthy animals); Hormel Foods Corp. (Nov. 19, 2002) (same); The Kroger Co. (Mar. 23, 1992) (permitting exclusion of a proposal relating to the use of food irradiation processes).[1]

Under certain circumstances, the Staff has deemed decisions relating to product ingredients to involve significant policy issues. These have generally involved the use of ingredients which clearly presented, or were widely viewed in the scientific community as presenting, a significant hazard to human health. The Staff has generally required that the ingredient or process which is the subject of the proposal have a demonstrated negative effect on human health. For the reasons discussed in more detail below, the "significant policy" issue and the "significant health hazard" exceptions do not apply in this case.

In H.J. Heinz Co. (June 2, 1999), the Staff permitted exclusion of a proposal requesting that the company stop adding a certain food coloring to its pickles. Although the proposal made reference to a report by the American Academy of Pediatrics indicating that the food coloring was suspected of causing an adverse reaction in children, there was no medical evidence that the food coloring in fact presented a significant health risk. Similarly, the Staff permitted McDonald's Corporation to exclude a proposal requesting that the company switch from beef oil to a vegetable oil even though the proponent claimed the switch would promote better nutrition. McDonald's Corp. (Mar. 24, 1992).

The first part of the Proposal requests that the Company stop caffeinating its root beer and any other beverage that has previously been caffeine free. This relates to the Company's selection of ingredients for its products and is clearly a matter of ordinary business and, therefore, excludable under Rule 14a-8(i)(7). While the Proposal makes one unsubstantiated reference to the health effects of caffeine, it provides no evidence that caffeine poses a significant health risk. Nor does the Proposal provide any evidence that caffeine use is a significant policy issue.

Decisions regarding the ingredients contained in the Company's products are fundamentally a matter or ordinary business. In determining the ingredients to be used in

---

1 Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the ordinary business exclusion appeared as paragraph (c)(7). Rule 14a-8 was amended in 1998, at which time the ordinary business exclusion (which was substantively unchanged by the amendments) was re-denominated as Rule 14a-8(i)(7).

any particular product, the Company takes into account a number of factors including governmental rules and regulations, consumer preferences and the product's taste profile.

The use of caffeine does not present a significant health risk and is not a significant policy issue. The U.S. Food and Drug Administration ("FDA") designated caffeine in cola drinks as "Generally Recognized As Safe" in 1958. After an extensive review in 1987, the FDA "found no evidence to show that the use of caffeine in carbonated beverages would render these products injurious to health." Over 140 countries have specifically considered the safety of caffeine and allow its use in beverages at various levels.

The second part of the Proposal relates to labeling of the Company's products and product dispensers. The appropriate labeling of food products is highly regulated by the FDA in the United States. In addition, outside the U.S. food product labeling is generally subject to government supervision and regulation. The Proposal requests that the Company go beyond what is required by applicable regulations.

Again, decisions regarding the appropriate labeling of the Company's products are fundamentally a matter of ordinary business. In determining the appropriate labels to be included on its products, the Company must take into account numerous factors, including applicable regulations, consumer preferences and market conditions. Label statements other than those required by law that place undue emphasis on the presence of caffeine in some of our products are likely to place our caffeinated beverages at a competitive disadvantage in the marketplace. Accordingly, whether or not to pursue such an action is clearly a decision best left to management as a matter involving ordinary business decisions.

Given that the Proposal clearly relates to the Company's ordinary business operations, the Company believes it may be omitted under Rule 14a-8(i)(7).

II. Portions of the Proposal are Excludable because they Contain Materially False or Misleading Statements in Violation of Rule 14a-8(i)(3)

In the event that the Staff does not concur with the Company's view that the Proposal may be omitted in its entirety, The Company believes that certain statements in the Proposal may be excluded pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows a registrant to exclude a proposal or portions of the supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B, dated September 15, 2004, the Staff clarified its stance on the application of Rule 14a-8(i)(3). While limiting the total number of grounds on which the Staff would consent to exclusion of shareholder proposals or portions of proposals under Rule 14a-8(i)(3), the Staff noted that "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on Rule 14a-8(i)(3) and seek our concurrence with that determination." The Staff then reaffirmed several independent grounds that will be addressed below for which exclusion is allowed under Rule 14a-8(i)(3):

1. the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

2. statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

3. substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote; or

4. the company demonstrates objectively that a factual statement is materially false or misleading.

The supporting statement provides that "root beer used to be universally free of caffeine." It further provides that "[n]ow its ingredient legend on cans and bottles is in very small type . . . ." These statements are materially false and misleading and include factual statements that are materially false. The statements imply that the Company has deliberately printed the ingredients in small type. The Company prints all ingredient labels in compliance with all applicable regulations which dictate that all required label information shall be displayed "...prominently and conspicuously...." 21 CFR 101.2(c). Additionally, the Proposal implies that the Company changed Barq's root beer by adding caffeine. The Company's root beer product, Barq's, was created by a third party in 1898 and the flavor profile has included caffeine for over 100 years. The Company did not change Barq's root beer by adding caffeine to the product. Additionally, given that at least one root beer has contained caffeine for over 100 years, the statement that root beer used to be universally free of caffeine is also false and misleading.

CONCLUSION

For all of the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: David and Carola Williams

Enclosures: 6 copies of this letter, with exhibits

Exhibit A

THE COCA-COLA COMPANY
RECEIVED

MAR - 9 2006

SHAREOWNER AFFAIRS

RECEIVED

MAR 08 2006

E. Neville Isdell

1560 Kingsport Avenue
Livermore, CA 94550
March 2, 2006

Mr. E. Neville Isdell, CEO-Chairman
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313

NOT A SHAREOWNER OF RECORD

Dear Mr. Isdell:

We have been shareowners for over five years and currently own 293 shares.

The following is our Shareowner Proposal for the next Annual Meeting.

WHEREAS, Coca-Cola's products include those containing the stimulant caffeine.

WHEREAS, It is generally known to the public that Coke and the other colas have contained caffeine for many years.

WHEREAS, Caffeine is dangerous to the health of at least 3 million Americans and many more people abroad.

WHEREAS, Millions of other Americans have religious rules prohibiting the consumption of caffeine as do others in some of the more 200 countries that the Company's products are sold in.

WHEREAS, Caffeine can interfere with the needed sleep of children and adults.

WHEREAS, Physicians state that caffeine is addictive.

WHEREAS, Root beer used to be universally free of caffeine. Now its ingredients legend on cans and bottles is in very small type which is not read by many consumers. Also, that the self-serve spigot handles in fast food restaurants contain no ingredients legends.

WHEREAS, Some parents are teaching their children to avoid all soft drinks.

THEREFORE, BE IT RESOLVED, That the shareholders request that the Company stop caffeinating its root beer and any other beverage that has been previously caffeine free.

Also, that "CAFFEINATED" be printed in 1/4 inch type below the brand name on all cans and bottles and spigot handles of Coke and other beverages.

Mr. E. Neville Isdell, CEO-Chairman
March 2, 2006
Page two

We, therefore, urge shareholders to vote FOR this proposal.

Very truly yours,

David + Carola Williams

David and Carola Williams

(925) 447-7428

NOT A SHAREOWNER OF RECORD

Exhibit B

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121

March 13, 2006

By Certified Mail, Return Receipt Requested

David and Carola Williams
1560 Kingsport Avenue
Livermore, CA 94450

Re: Share-Owner Proposal

Dear Mr. and Mrs. Williams:

Mr. Mark Preisinger, Senior Director, Shareowner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated March 2, 2006 addressed to E. Neville Isdell. That letter was received at the Company on March 8, 2006 and a copy is attached.

Pursuant to our telephone conversation on March 13, 2006, you informed me that the shareowner proposal contained in the letter is intended for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Shareowners.

As I indicated during our conversation, there were certain procedural and eligibility deficiencies in your letter. Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of those procedural and eligibility deficiencies. These procedural and eligibility deficiencies are:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposals, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of 2007 Annual Meeting of Shareowners, as required by Rule 14a-8(b)(2) [Question 2].

Both of the foregoing problems must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2671 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please do not hesitate to call me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Securities Counsel

[redacted] Carol C. Hayes
[redacted]

Exhibit C

1560 Kingsport Avenue
Livermore, CA 94550
March 27, 2006

By Certified Mail, Return Receipt Requested
Mr. Parth S. Munshi, Securities Counsel
The Coca-Cola Company NAT 2108
One Coca-Cola Plaza
Atlanta, GA 30313

Dear Mr. Munshi:

We received your letter of March 13, 2006. Enclosed is the copy of the March 24, 2006 letter from our broker, Charles Schwab & Co., proving my eligibility.

Please note that we no longer own the 293 shares mentioned in our letter of March 2, 2006. We sold the 125 shares in our trust account and I sold 30 shares in my IRA account. The market value of 138.7 shares I still own is far above the required market value of $2,000.

If I sell more shares prior to your 2007 proxy printing, I'll let you know. Kindly provide me with a deadline date. The dividends are reinvested so that will change the quantity.

I definitely intend to continue to hold Coca-Cola shares in excess of $2,000 through the date of the 2007 Annual Meeting of Shareholders.

Kindly let me know if there are additional questions. Thank you.

Very truly yours,

David M. Williams

925-447-7428
enclosure

Pleasanton Branch
6200 Stoneridge Mall Road Pleasanton CA 94588
tel (800) 435 4000 fax (925) 875 5530

charles SCHWAB

03/24/06

TO: Whom It May Concern

From: Charles Schwab & Co.

RE: David Williams IRA Rollover Account # ________

You're welcome to use this as verification that David Williams owns 138.7 shares of Coca Cola (KO) a/o 03/24/06. Moreover, he has owned these shares for over one year.

Best regards,

Derek Bystrom
Financial Consultant
Charles Schwab & Co. Inc.

charles SCHWAB

DEREK H. BYSTROM Financial Consultant
Charles Schwab & Co., Inc. | Charles Schwab Bank, N.A.*
6200 Stoneridge Mall Road Pleasanton CA 94588
tel (925) 875 5521 fax (925) 875 5530
derek.bystrom@schwab.com
*Separate but affiliated companies | CA Insurance License # [illegible]

Exhibit D

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

Received
OCT 19 2006
Carol C. Hayes

October 18, 2006

By Overnight Courier

David and Carola Williams
1560 Kingsport Avenue
Livermore, CA 94450

Re: Share-Owner Proposal

Dear Mr. and Mrs. Williams:

Reference is made to (i) your letter dated March 2, 2006 addressed to E. Neville Isdell and (ii) my letter to you dated March 13, 2006. In my letter, I indicated that The Coca-Cola Company (the "Company") had received your shareowner proposal for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Shareowners. I also indicated that your initial letter contained certain procedural deficiencies that needed to be corrected.

Pursuant to our telephone conversation on October 16, 2006, you requested that the Company confirm that the procedural deficiencies had been corrected. This letter confirms that you have provided the information requested in my March 13, 2006 letter and that you have satisfied the procedural requirements for submission of a shareowner proposal for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Shareowners.

The Company may still seek to exclude your shareowner proposal from its proxy materials for the 2007 Annual Meeting of Shareowners based on the non-procedural provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: Carol C. Hayes
Mark Preisinger

178632_2.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

The proposal requests that Coca-Cola stop "caffeinating" products that were previously caffeine free and print the word "caffeinated" below the brand name on Coca-Cola's beverages.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END